[Air Lease Corporation Letterhead]

April 24, 2012

VIA EDGAR  AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	W. John Cash
Branch Chief

Re:	Air Lease Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-35121

Dear Mr. Cash:

On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to your letter dated April 10, 2012 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 9, 2012.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.

Financial Statements

Note 1.  Summary of Significant Accounting Policies

Rental of flight equipment, page 65

1.               We note your response to your prior comment.  Please provide us with additional information regarding your lease agreements that contain nonperformance-related default covenants, material adverse change clauses and cross-default provisions.  Please specifically address the following:

U.S. Securities and Exchange Commission

April 24, 2012

•                  Tell us how you evaluated each provision based on the guidance found in ASC 840-10-25-14 and tell us whether any of your agreements include provisions that fail to meet the criteria in this paragraph.

•                  To the extent that any of your agreements include covenants or provisions that are subjectively determinable or otherwise do not meet the criteria of ASC 840-10-25-14, tell us whether you have included the maximum amount the lessee could be required to pay in determining minimum lease payments for purposes of applying ASC 840-10-25-1(d) and explain how you determined such amounts.

RESPONSE TO COMMENT 1

The Company respectfully submits that it is not our general practice to include nonperformance related default provisions within our leases.  Nonperformance related default provisions are sometimes contained in leases that are acquired from other lessors and our leases.  We review each lease at delivery to determine proper classification and such review includes an examination of any nonperformance default provisions, such as:

•                  Material adverse change clauses;

•                  Cross-default provisions;

•                  Litigation-related clauses; and

•                  No substantial transfer or disposition of assets.

If a nonperformance default provision is identified , we evaluate it to determine whether it meets the criteria in ASC 840-10-25-14.  Any nonperformance default provision that does not meet such criteria is considered to be subjective and the maximum amount that could be due and payable by the lessee in the event of a default is included in the calculation of minimum lease payments as set forth in such lease.  To illustrate this process, in the following paragraphs we discuss and analyze two examples of nonperformance default provisions contained in some of our leases: a cross-default provision and a material adverse change clause.

Although the specific wording may differ from lease to lease, the following provision is representative of the nature of “cross-default provisions” in certain of our leases:

“The occurrence of any of the following will constitute an Event of Default and repudiatory breach of this Agreement by Lessee:

(xvi) Cross-default:

(a)       any Financial Indebtedness of Lessee (in an aggregate amount of US$XXX or more or its equivalent in other currencies) is not paid when due

U.S. Securities and Exchange Commission

April 24, 2012

(subject to any applicable grace periods) or becomes due and payable prior to its stated maturity by reason of default of Lessee or the security for any such Financial Indebtedness becomes enforceable; or

(b)       any judgment or order is made against Lessee for an amount in excess of US$XXX or more (or its equivalent in other currencies) is not stayed or complied with or an adequate bond has not been provided as soon as practicable and in any event within 90 days;

In evaluating cross-default provisions, we determined that (a) they were customary in financing arrangements, (b) the events are objectively determinable based on a stated dollar amount, (c) the predefined criteria was established for the determination of an event of default, and (d) it is reasonable to assume that the event of default will not occur, based on our knowledge of the lessee’s operations and the industry.  Since each provision met the criteria in ASC 840-10-25-14, we did not consider the provision in calculating the minimum lease payments.

The “material adverse change” clauses, which also differ in wording from lease to lease, typically state:

“Lessee represents and warrants to Lessor as of the execution of this Agreement, as of the Delivery Date and as of each Rent Payment Date (other than in respect of….below) hereunder that:

(xv) Material Adverse Change: there has been no material adverse change in the financial condition of the Lessee since the date to which the accounts most recently provided to Lessor were prepared and Lessee is not in default under any agreement that could have a material adverse effect upon its financial conditions or its business or its ability to perform its obligations under this Agreement and the other Operative Documents;”

Given the subjective nature of this material adverse change clause, which does not meet the criteria in ASC 840-10-25-14, we examined the default remedy provided in the applicable leases to determine the maximum amount that the lessee could be required to pay should such an event occur.  None of our leases have assessable penalties or liquidated damages for default.

Since the term of most of our leases containing subjective clauses is short in comparison to the remaining useful life (usually 20-25 years), the remedy is less than 90% of the fair market value of the leased aircraft.  Thus, to date, these nonperformance-related default covenants, material adverse change clauses and cross-default provisions have not had an impact on our lease classification assessment.

*   *   *   *   *

U.S. Securities and Exchange Commission

April 24, 2012

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (310) 553-0555.

Respectfully submitted,

/s/ Gregory B. Willis
Gregory B. Willis
Senior Vice President and
Chief Financial Officer

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer
John L. Plueger, President and Chief Operating Officer
Grant A. Levy, Executive Vice President, General Counsel and Secretary